EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	April 3, 2012

2012 KSM Exploration to Look for High-Grade Core to Gold-Copper System

Toronto, Canada…Does Seabridge Gold’s huge KSM gold-copper project have a large high-grade core similar to other world-class systems such as  Ok Tedi, Bingham Canyon and Grasberg? Seabridge is setting out this summer to answer this question by drilling 11 deep holes on four distinct targets totaling about 7,500 meters. A growing body of evidence now suggests that such a core remains to be discovered on the KSM claims at a reasonable depth and that it was the source not only of the Kerr, Sulphurets, Mitchell and Iron Cap porphyry zones but also the neighboring Snowfields and Brucejack deposits.

Porphyry cores are formed under higher temperature and pressure conditions in deeper parts of the system. They typically contain copper-rich minerals such as bornite or chalcocite and yield copper and gold grades at multiples of KSM’s reserves. World-class gold-copper porphyry districts usually exhibit links between the deeper, magmatic source ores upwards through transitional volcanic-hosted porphyries and skarn zones to replacement deposits including shallow vein systems. The six deposits in the area of KSM display this vertically evolutionary relationship. Furthermore, all four porphyry zones at KSM remain open at depth, with geological signatures that vector downwards towards higher temperature and pressure conditions.

Seabridge President and CEO Rudi Fronk said that “after we discovered the Mitchell Zone in 2006, we focused all our exploration efforts on defining reserves. At 2.2 billion tonnes of proven and probable reserves, KSM now represents one of the largest undeveloped gold-copper projects in the world. Six years of intensive exploration and data analysis strongly suggest that the six deposits in the immediate area are distinct yet related mineralizing events likely generated by a single magmatic source. The vertically-zoned mineral assemblages were then displaced laterally by regional thrust faulting. What is most encouraging to us is that the total displacement along these faults now appears to have been just a few hundred meters, not kilometers. The core should therefore be close to the existing KSM deposits at a reasonable depth.  A magnetotelluric (“MT”) geophysical survey conducted last year has identified several distinct resistivity targets which could represent the core.”

Mr. Fronk noted that “our entire organization is optimistic about the potential success of this program but we are realistic that it may take several iterations of this program to discover the prize.”

Following is a summary of the four targets that will be tested during the 2012 program (see KSM 2012 Drilling Plan [ANNEX A]).

Sulphurets Dip Projection

Thermal and chemical vectors interpreted in the Sulphurets deposit indicate that a hotter area with a favorable potassium-silicate-mineral-dominant alteration assemblage and a positive high chalcopyrite-to-pyrite ratio is present in the deeper portions of the deposit which is open down-dip. A high resistivity MT anomaly corresponds to the target area which is situated down-dip of the highest grade intervals in the Sulphurets and Main Copper deposits although they are separated by the Sulphurets Thrust Fault (see attached cross section[ANNEX B]). These observations suggest that the potential high-temperature, dense and metal-rich core zone may not have seen significant translation during thrusting and could be preserved in this location. Three drill holes totalling a minimum of 2,400 meters have been planned for this target.

Sulphurets Lateral

Historical targets have been identified 1.2 kilometers southwest and 0.5 kilometers northeast along the projection of the Sulphurets deposit. The northeast target (Ice Fields) contains drill holes with average gold and copper grades, intensive hydrothermal alteration and a high resistivity MT anomaly. Interpreted geology in this area shows that the historical drilling was too shallow to intercept the lateral projection of the Sulphurets deposit; however, the characteristics of these rocks indicate a hotter part of the mineral system well above the deposit. The southwest target (Camp Zone) was tested in 1980 with a few shallow drill holes and surface geochemistry that show abundant gold concentrations associated with a low resistivity MT anomaly. Surface cover obscures this target but the geochemistry is at levels similar to exposed deposits on the property suggesting a significant system may be concealed in the Sulphurets valley. Four drill holes totalling a minimum of 2,000 meters will test these two targets.

Kerr Dip/Strike Projection

Both the dip and strike projection of the Kerr deposit are open. On the strike projection, shallow historical drill holes indicate mineralization may extend 700 meters northeast of the defined deposit. This target is coincident with an intense low resistivity MT anomaly that increases in strength at depth. In this setting it is possible the low resistivity rocks reflect high sulphide/metal concentrations that could represent the core of the system which may have produced a gold-copper deposit with asymmetrical form. The dip projection of the Kerr deposit shows a nearly continuous and increasing intensity low resistivity zone from the deposit to depths of at least 2,000 meters down dip. The vertical continuity of the geophysical response for the Kerr deposit could indicate that much of the alteration and mineral zonation is intact under the deposit. Two drill holes totalling a minimum of 1,500 meters are planned for this target.

Mitchell/Iron Cap Lateral

In 2011, a deep drill hole was completed in Mitchell evaluating the block cave target area and exploring for a high-grade core zone. The characteristics of rocks at depth in Mitchell are similar to shallow exposures indicating that a porphyry core is unlikely along the plunge projection of the Mitchell deposit. However, the MT geophysical survey identified several low resistivity target zones that are located at the margins of Mitchell and Iron Cap. These blind targets have the electrical properties that suggest they could be the core zones (or alternatively lateral massive skarn or replacement deposits) containing high sulphide/metal concentrations. Observations of the Mitchell deposit now suggest that higher temperature alteration would be less likely to pick up the persistent foliation present in the shallow portions of the deposit, favouring the possible preservation of a core zone adjacent to the Mitchell deposit. The MT targets for this test are located in a position consistent with our interpretation of a feeder zone displacement to the exposed deposits across the Mitchell Thrust Fault. Two drill holes totalling a minimum of 1,600 meters are planned for this target

43-101 Disclosure.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol will be employed during the 2012 program including blank and reference standards in every batch of assays. Cross-check analyses will be conducted at a second external laboratory on 10% of the samples. Samples will be assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of an Environmental Impact Statement and permit applications; (vi) potential for engineering improvements; and (vii) interpretations, analysis, conclusions or predictions regarding the formation of the deposits at KSM and their subsequent alteration and displacement, including the presence and potential grade of a porphyry core. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “indicates”, “suggests”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

ANNEX A

KSM 2012 Proposed Drilling

- 7,500m in 11 holes
- Sulphurets down dip (S1, S2, S3)
- Lateral to Sulphurets (west: SL1, SL2; Ice Field: IF1, IF2)
- Kerr down dip (K1, K2)
- Lateral to Mitchell (ML1, ML2)

0
1
2
kilometers
IRON CAP
Proposed Haulage Tunnel
ML1
ML2
Conceptual Block Cave Footprints
6,266,000 mN
MTF
MITCHELL
S3
6,264,000 mN
KSM prelim exploration drill holes 2012
IF2
IF1
SNOWFIELD
S1
S2
SULPHURETS
6,262,000 mN
SL2
STF
SL1
K2
Seabridge
Pretium
Block Model
Au EQ g/t
> 1.50
1.00 – 1.50
0.50 – 1.00
6,260,000 mN
K1
KERR
Conceptual Open Pit Limits
420,000 mE
424,000 mE

ANNEX B

Sulphurets Dip Projection Proposed Drilling 2012 – Projection of Open Mineralization with Low and High Resistivity Targets

NW
SE
Resistivity (ohm-m)
< 75
75 – 150
150 – 300
300 – 475
475 – 750
750 – 1050
1050 – 1500
1500 – 2250
2250 – 3500
3500 – 5000
5000 – 8000
> 8000
Proposed DDH
800m
Proposed DDH
850m
Pit limit
Main Copper Zone
Sulphurets Zone
0.61g/t Au, 0.27% Cu / 149m
(best intercept to date In Main Copper Zone)
STF
0.96g/t Au, 0.58% Cu / 218m
(best intercept to date in Sulphurets Zone)
Block Model Au EQ g/t
> 1.50
1.00 – 1.50
0.50 – 1.00